UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    Form N-8F
                      Application pursuant to Section 8(f)
                  of the Investment Company Act of 1940 ("Act")
                            and Rule 8f-1 thereunder
                        for Order Declaring that Company
                     Has Ceased to be an Investment Company.

I.       GENERAL IDENTIFYING INFORMATION

1.       Reason fund is applying to deregister:

         [ ]    Merger
         [X]    Liquidation
         [ ]    Abandonment of Registration
                (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)
         [ ]    Election of status as a Business Development Company
                (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.       Name of fund:

         Mercury Index Funds, Inc.

3.       Securities and Exchange Commission File No.:

         811-09605

4.       Is this an initial Form N-8F or an amendment to a previously filed
         Form N-8F?

         [X]      Initial Application                [ ]    Amendment

5.       Address of Principal Executive Office:
         800 Scudders Mill Road
         Plainsboro, NJ  08536

6. Name, address and telephone number of the individual the Commission staff should contact with any questions regarding this form:

         Sheri Schreck, Esq.
         Shearman & Sterling LLP
         599 Lexington Avenue
         New York, New York 10022-6069
         Tel:  (212) 848-7045

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act:

         The records held in accordance with rules 31a-1 and 31a-2 are kept by the Applicant, its Custodian, its Investment Adviser and its Transfer
         Agent:

         Applicant:                                           Custodian:

         Mercury Index Funds, Inc.                            Merrill Lynch Trust Company
         800 Scudders Mill Road                               800 Scudders Mill Road
         Plainsboro, NJ  08536                                Plainsboro, NJ  08536
         Tel:  (609) 282-2800                                 Tel:  (609) 282-2800

         Applicant's Investment Adviser:                      Transfer Agent:

         Fund Asset Management, L.P.                          Financial Data Services, Inc.
         (doing business as Mercury Advisors)                 4800 Deer Lake Drive East
         800 Scudders Mill Road                               Jacksonville, FL  32246-6484
         Plainsboro, NJ  08536                                Tel:  (888) 763-2260
         Tel:  (609) 282-2800

8.       Classification of fund:

         [X]      Management Company
         [ ]      Unit investment trust
         [ ]      Face-amount certificate company

9.       Subclassification if the fund is a management company:

         [X]      Open-end     [ ]    Closed-end

10.      State law under which the fund was organized or formed:

         Maryland

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

         Investment Adviser:

         Fund Asset Management, L.P.,
         doing business as Mercury Advisors
         800 Scudders Mill Road
         Plainsboro, New Jersey 08536

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

         FAM Distributors, Inc.
         (formerly, Princeton Funds Distributor,
         Inc. and Merrill Lynch Funds Distributor, a division of Princeton Funds Distributor, Inc.)
         P.O. Box 9081
         Princeton, New Jersey  08543-9081

13.      If the fund is a unit investment trust ("UIT") provide:

         (a)      Depositor's name(s) and address(es):

                  Not applicable.

         (b)      Trustee's name(s) and address(es):

                  Not applicable.

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund?

         [ ]      Yes      [X]      No

         If Yes, for each UIT state:

         Name(s):

         File No.:  811- _______

         Business Address:

15.      (a)      Did the fund obtain approval from the board of directors
                  concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

         [X]      Yes      [ ]      No

         If Yes, state the date on which the board vote took place:

                  January 17, 2003

                  If  No, explain:


         (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [ ]      Yes      [X]     No

                  If Yes, state the date on which the shareholder vote took place:

                  If No, explain:

                  It was determined that shareholder approval was not required under Maryland law or the applicant's organizational documents.


II.      DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

         [X]      Yes      [ ]      No

         (a) If Yes, list the date(s) on which the fund made those distributions:

                  April 15, 2003

         (b)      Were the distributions made on the basis of net assets?

                  [ ]      Yes      [X]     No

         (c)      Were the distributions made pro rata based on share ownership?

                  [X]      Yes      [ ]     No

         (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

         (e)      Liquidations only:


                  Were any distributions to shareholders made in kind?

                  [ ]      Yes      [X]     No

                  If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.      Closed-end funds only:

         Not applicable.

         Has the fund issued senior securities?

         [ ]      Yes      [ ]      No

         If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.      Has the fund distributed all of its assets to the fund's shareholders?

         [X]      Yes      [ ]      No

         If No,

         (a) How many shareholders does the fund have as of the date this form is filed?

         (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

         [ ]      Yes      [X]      No

         If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.     ASSETS AND LIABILITIES

20.      Does the fund have any assets as of the date this form is filed?

         [ ]      Yes      [X]      No

         If Yes,

         Describe the type and amount of each asset retained by the fund as of the date this form is filed:


         (a)      Why has the fund retained the remaining assets?



         (b)      Will the remaining assets be invested in securities?

                  [ ]      Yes      [ ]     No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

         [ ]      Yes      [X]      No

         If Yes,

         (a)      Describe the type and amount of each debt or other liability:

         How does the fund intend to pay these outstanding debts or other liabilities?


IV.      INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.      (a)      List the expenses incurred in connection with the Merger or
                  Liquidation:

                  (i)      Legal expenses:                                      $
                                                                                  ---------------

                  (ii)     Accounting expenses:                                 $
                                                                                  ---------------
                  (iii)    Other expenses (list and identify separately):

                           Printing:                                            $
                                                                                  ---------------
                           Mailing:                                             $
                                                                                  ---------------
                           Other:   Transfer Agent                              $ 2,000
                                                                                  ---------------
                                    Tax Return Related to Liquidation           $ 3,200
                                                                                  ---------------
                  (iv)     Total expenses (sum of lines (i) - (iii) above):     $ 5,200
                                                                                  ---------------

         (b)      How were those expenses allocated?

                  All expenses were allocated to the Mercury Aggregate Bond Index Fund, a series of Mercury Index Funds, Inc.

         (c)      Who paid those expenses?

                  Mercury Aggregate Bond Index Fund paid the expenses.

         (d)      How did the fund pay for unamortized expenses (if any)?

                  There were no unamortized expenses; all expenses were accrued.


23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

         [ ]      Yes      [X]      No

         If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.       CONCLUSION OF FUND BUSINESS

24.      Is the fund a party to any litigation or administrative proceeding?

         [ ]      Yes      [X]      No

         If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

         [ ]      Yes      [X]      No

         If Yes, describe the nature and extent of those activities:

VI.      MERGERS ONLY

         Not Applicable

26.      (a)      State the name of the fund surviving the Merger:

         (b) State the Investment Company Act file number of the fund surviving the Merger:
                  811-_________________

         (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

         (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION


         The undersigned states that:


         (i)      he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Mercury Index Funds, Inc.

         (ii)     he is the Vice President and Treasurer of Mercury Index Funds,
                  Inc.

         (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.

         The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.


         /s/ Donald C. Burke                                     11/24/03
         ----------------------------                       --------------------
         Donald C. Burke                                    Date
         Vice President and Treasurer